Exhibit 99.18

PyroGenesis’ Additive Manufacturing Quality Management System is
Approved by Major Aerospace Company; Complements NexGen Technology

MONTREAL, June 04, 2020 -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the “Company”, the “Corporation” or “PyroGenesis”) that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to announce today that PyroGenesis’ quality management system for the production of metal powders for the Additive Manufacturing (3D Printing) industry (“AM Industry”), has been approved by one of the premier non-European aerospace companies. The aerospace company’s name will be withheld for confidentiality and competitive reasons.

“Although this does not guarantee any future orders and, on the face of it, may seem to be a minor and expected development, it is in reality very significant as it complements the cutting-edge improvements we have made with our NexGen™ technology which we have announced in previous press releases, and is a key and fundamental step forward,” said Mr. Peter Pascali, CEO and President of PyroGenesis.

PyroGenesis’ game-changing NexGen™ Plasma Atomization System, which produces metal powder at over 25 kg/h, shattering any published plasma-atomized production rates for titanium known to management, was unveiled in 20191 after having fulfilled a specialty metal powder order for a non-aerospace client, while maintaining all the characteristics demanded by the AM Industry (ie. oxygen content, flowability, density, etc.). Of note, this increased production rate was achieved at lower OPEX per hour, which translated into significant cost per kilogram savings.

At the time, Mr. Massimo Dattilo, Vice President of PyroGenesis Additive noted that, “...a limiting factor in titanium adoption in the marketplace has been its cost. By lowering the cost of a typically expensive product, NexGen™ has opened the door to other opportunities (both markets and applications) which, until now, found titanium to be too expensive to adopt. We expect that price reductions now permitted by the NexGen™ technology will drive an increased adoption of PyroGenesis’ powders by new markets and applications where the higher cost of plasma atomized powders was typically prohibitive.”

“This relationship outside of Europe expands, builds upon and complements that which we have developed with Aubert & Duval in Europe,” added Mr. Pascali. “It has taken a bit more time than expected, but we now have in place one of the best quality systems which, combined with our game-changing NexGen™ technology, positions us well to service the AM Industry. PyroGenesis can now boast of at least two significant relationships with internationally recognized entities, one of them being a premier tier aerospace company, and both of which are spending considerable time, energy, and money to develop a business relationship with PyroGenesis.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “in the process” and other similar expressions which constitute “forward- looking information” within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation’s current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation’s ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyroqenesis.com

RELATED LINK: http://www.pyroqenesis.com/

1   https://www.pyrogenesis.com/wp-content/uploads/2019/05/Titanium-Powder-Produced-with-the-NexGen%E2%84%A2-Plasma -Atomization-System-Significant-CAPEX-and-OPEX-Reductions.pdf